November 17, 2010

VIA EDGAR

Mr. Wilson K. Lee for
Ms. Cicely LaMothe
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Behringer Harvard Mid-Term Value Enhancement Fund I LP Form 10-K for the year ended 12/31/09 Filed on 3/31/2010 File No. 000-51292

Dear Mr. Lee:

On behalf of Behringer Harvard Mid-Term Value Enhancement Fund I LP (the "Fund"), I am writing in response to comments of the Staff with respect to the financial statements and related disclosures in the Fund's Form 10-K for the fiscal year ended December 31, 2009 (the "Form 10-K"), as set forth in the Commission's letter dated October 22, 2010. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. The Fund responds to the specific comments of the Staff as follows:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Financial Statements and Notes
Note 2 - Summary of Significant Accounting Policies, Real Estate, pages F-7 - F-9

1.
Given the difficult market conditions currently being experienced and the fact that 50% of your tenants have expiring leases in the next year and a half, please clarify how vacancies are considered when determining if indicators of impairment exist and tell us whether an impairment analysis has been performed on your properties during the periods covered in your periodic reports. In addition, we note from your Form 10-Q for the quarterly period ended June 30, 2010 that you received notice that your single tenant at 2800 W. Mockingbird property will not be renewing their lease which is set to expire in September 2010. In future filings, please disclose your plans for releasing this space and whether you consider this vacancy and loss of rental revenue an indicator of potential impairment for this property. Please provide us with your proposed disclosure.

Response: Our accounting policy regarding the impairment of our long-lived assets follows the guidance provided by Accounting Standards Codification ("ASC") 360-10-35. Per ASC 360-10-35-21, a long-lived asset should be tested for recoverability whenever events and changes in circumstances indicate that the carrying amount may not be recoverable. Examples of the types of events and circumstances that

15601 Dallas Parkway, Suite 600
Addison, Texas 75001-6036
www.behringerharvard.com
Main: 866.6-55.3600 (toll-tree)
Fax: 866.655.361(1 (toll-free)

Securities and Exchange Commission

would cause management to assess our assets for potential impairment include, but are not limited to, major vacancies and the resulting loss of revenues, natural disasters, bona fide purchase offers and a change in the economic climate. When such events or changes in circumstances occur, we assess potential impairment by comparing estimated future undiscounted cash flows expected to be generated over the estimated period we expect to hold the asset, including its eventual disposition, to the carrying amount of the asset. Undiscounted cash flows may include a probability-weighted approach in considering the likelihood of possible outcomes, including the eventual disposition value.

The significant downturn in the U.S. and global economies, which began in 2008 and continues today, has resulted in Management's review of the carrying value of our real estate assets for impairment every quarter since the downturn began. However, even if the economy as a whole were healthier, we would consider a significant decline in occupancy in any of our real estate assets to be a triggering event or indicator which would require us to evaluate that asset for potential impairment.

As reported in our quarterly report for the period ended June 30, 2010, the single tenant at our 2800 W. Mockingbird property did not renew their lease which expired on September 30, 2010. In our impairment analysis for the quarter ended June 30, 2010, we considered the future undiscounted cash flows from the assumed disposition of this property in 2013 (our projected holding period), together with the operating cash flows prior to the sale (assuming an 80 percent probability no new tenant would be found and a 20 percent probability that a new tenant would lease the property beginning in 2012). The analysis resulted in undiscounted cash flows that exceeded the carrying value and therefore no additional analysis was necessary at that time. As recently reported in our Form 10-Q for the quarter ended September 30, 2010, which was filed with the Commission on November 15, 2010, we received an offer in the third quarter of 2010 for the purchase of our 2800 W. Mockingbird property that exceeded our carrying value and confirmed that no impairment to the property was necessary at June 30 and September 30, 2010. However, we are also seeking other potential buyers or new tenants for this property in case this sale is not completed.

In our Form 10-Q for the quarter ended September 30, 2010 and in our future filings with the Commission, we have and will continue to report expanded disclosure around impairment of long-lived assets to include examples of the types of events or changes in circumstances that would cause management to assess our assets for potential impairment, such as major vacancies, natural disasters, bona fide purchase offers and a change in the economic climate. In addition, our expanded disclosure also reports that the economic downturn in general that began in 2008 has prompted Management of the Fund to perform a regular quarterly analysis of the value of our real estate assets, regardless of whether other triggering events may or may not exist for the period reported.

***

Management of the Fund acknowledges that 1) we are responsible for the adequacy and accuracy of the disclosures in our filings; 2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and 3) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

    If you have any questions regarding these matters, please do not hesitate to contact me.

Sincerely,

BEHRINGER HARVARD MID-TERM VALUE ENHANCMENT FUND I LP

By: Behringer Harvard Advisors I LP Co-General Partner

By:	/s/ Gary S. Bresky
Gary S. Bresky
Chief Financial Officer